Filed by Sorrento Networks Corporation pursuant to Rule 425

Under the Securities Act of 1933 and deemed

Filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Sorrento Networks Corporation

Commission File No.: 0-15810

[Sorrento Letterhead]

[form of letter sent to option holders]

June 11, 2004

To the holders of options to purchase

common stock of Sorrento Networks Corporation

Dear Option Holder:

As you are probably aware, on April 22, 2004, Sorrento Networks Corporation (“Sorrento”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Zhone Technologies, Inc. (“Zhone”), a Delaware corporation and Selene Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Zhone (“Merger Sub”). Subject to each of Sorrento’s and Zhone’s stockholders approving the transaction and each party meeting certain closing conditions, under the terms of the Merger Agreement, Merger Sub will merge with and into Sorrento with Sorrento surviving as a wholly-owned subsidiary of Zhone (the “Merger”).

Upon completion of the merger, Zhone will assume all options to purchase Sorrento common stock which are outstanding under Sorrento’s stock option plans and option agreements. After the merger, each option will represent the right to purchase that number of shares of Zhone common stock equal to the number of shares of Sorrento common stock covered by the option immediately before the merger multiplied by the 0.9, rounded down to the nearest whole share. The exercise price per share of Zhone common stock subject to each option will equal the pre-conversion price per share of Sorrento common stock subject to such option divided by 0.9, rounded to the nearest whole cent.

It is our understanding that Zhone does not intend to issue new option agreements upon completion of the Merger. Instead, your existing option agreement will remain in effect and will thereafter represent the right to purchase shares of Zhone common stock as described in the preceding paragraph. All other terms of your option agreement will remain in full force and effect.

Additional information about the Merger can be found in the joint proxy statement / prospectus filed by Zhone Technologies and accessible at www.sec.gov. If you have any questions regarding these matters, please call me at (858) 558-3960.

Very truly yours,

Mary Lay

Vice President, Finance